UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                  FORM U-3A-2/A

                               Amendment No. 1 to
                          Statement by Holding Company
                      Claiming Exemption Under Rule U-3A-2
                           From the Provisions of the
                   Public Utility Holding Company Act of 1935


                               VECTREN CORPORATION
                         VECTREN UTILITY HOLDINGS, INC.

--------------------------------------------------------------------------------
                                (Name of Company)




hereby file with the Securities and Exchange Commission, pursuant to Rule 2, this Amendment No. 1 to their statement filed February 27, 2004, claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. This amendment submits a change in method of aggregating wholesale power sales and purchases outside of Indiana from that previously provided. The new method is aggregated by delivery point. This amendment also submits clarifications as to activity outside of Indiana related to the Company's gas utility operations

ITEM 1. Name, State of organization, location, and nature of business of Claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which Claimant directly or indirectly holds an interest.

Vectren Corporation (Vectren or Claimant), an Indiana corporation, is an energy and applied technology holding company headquartered in Evansville, Indiana. Vectren was organized on June 10, 1999, solely for the purpose of effecting the merger of Indiana Energy, Inc. (Indiana Energy) and SIGCORP, Inc. (SIGCORP). On March 31, 2000, the merger of Indiana Energy with SIGCORP and into Vectren was consummated with a tax-free exchange of shares and has been accounted for as a pooling-of-interests in accordance with Accounting Principles Board Opinion No. 16 "Business Combinations." Vectren is a "holding company," as such term is defined by the Public Utility Holding Company Act of 1935 (the Act).

Utility Group Operations

Vectren Utility Holdings, Inc. (VUHI), an Indiana corporation, is a "subsidiary company" of Vectren and a "holding company" (as such terms are defined by the Act). VUHI is the intermediate holding company for Vectren's three operating public utilities: Indiana Gas Company, Inc. (Indiana Gas), formerly a wholly owned subsidiary of Indiana Energy, Southern Indiana Gas and Electric Company (SIGECO), formerly a wholly owned subsidiary of SIGCORP, and the Ohio operations (defined hereafter). VUHI's regulated subsidiaries serve approximately one million customers in Indiana and Ohio. VUHI also holds a 33% ownership interest in Community Natural Gas Company, Inc. (Community) and a preferred equity and convertible subordinated debt interest in Babb International, Inc, and has other assets that provide information technology and other services to the three utilities

         Indiana Gas, an Indiana and Ohio corporation, is a "subsidiary company" of VUHI and is also a "gas utility company" and a "public utility company" (as such terms are defined by the Act). Indiana Gas' activities and operations occur predominately within Indiana. Indiana Gas provides natural gas distribution and transportation services to a diversified customer base in 49 of Indiana's 92 counties. Indiana Gas also has activity outside of Indiana through its 47% undivided ownership interest in the assets of the Ohio operations (see below).

         SIGECO, an Indiana corporation, is a "subsidiary company" of VUHI and is also an "electric utility company," a "gas utility company," and a "public utility company" (as such terms are defined by the Act). SIGECO's activities and operations occur predominately within Indiana. SIGECO provides electric generation, transmission, and distribution services to eight counties in southwestern Indiana and natural gas distribution and transportation services to ten counties in southwestern Indiana. SIGECO's service territory includes counties surrounding Evansville. Periodically, SIGECO's generation capacity is in excess of that needed to serve native load and Indiana firm wholesale customers. The Company markets this unutilized capacity to optimize the return on its owned generation assets. Substantially all of these contracts are integrated with portfolio requirements around power supply and delivery and are generally short-term purchase and sale transactions that expose the Company to limited market risk. Some of these transactions result in activity outside of Indiana.

         Both Indiana Gas and SIGECO do business as Vectren Energy Delivery of Indiana, Inc.

         The Ohio operations, owned as a tenancy in common by Vectren Energy Delivery of Ohio, Inc. (VEDO), a wholly owned subsidiary (53% ownership), and Indiana Gas (47% ownership), provide natural gas distribution and transportation services to 17 counties in west central Ohio, including counties surrounding Dayton. VEDO, an Ohio corporation, is a "subsidiary company" of VUHI (as such term is defined by the Act) and is the operator of the assets. VEDO is therefore a "gas utility company" and "public utility company," as such terms are defined in the Act. VEDO's operations occur predominately in Ohio; however, its income is not material to VUHI or Vectren.

         Community, an Indiana corporation, is an unconsolidated affiliate of VUHI, but is a "subsidiary company" of VUHI as defined by the Act. Community is also a "gas utility company" and a "public utility company" (as such terms are defined by the Act). Community is an Indiana gas distribution company with offices in Mt. Carmel, Illinois. Community's operations occur predominately in Indiana. Its earnings are not material to VUHI or Vectren.

         Babb International, Inc. is a nonregulated unconsolidated affiliate that has effectively ceased operations.

Nonregulated Group Operations

Vectren is involved in nonregulated activities in four primary business areas:
Energy Marketing and Services, Coal Mining, Utility Infrastructure Services, and Broadband. Energy Marketing and Services markets natural gas and provides energy management services, including energy performance contracting services. Coal Mining mines and sells coal and generates IRS Code Section 29 investment tax credits relating to the production of coal-based synthetic fuels. Utility Infrastructure Services provides underground construction and repair, facilities locating, and meter reading services. Broadband invests in broadband communication services such as analog and digital cable television, high-speed Internet and data services, and advanced local and long distance phone services. In addition, the Nonregulated Group has other businesses that provide utility services, municipal broadband consulting, and retail products and services and that invest in energy-related opportunities, real estate, and leveraged leases. The Nonregulated Group supports the Company's regulated utilities pursuant to service contracts by providing natural gas supply services, coal, utility infrastructure services, and other services.

Vectren Enterprises, Inc. is an intermediate holding company for the Company's nonregulated businesses: Vectren Energy Services, Inc., Vectren Utility Services, Inc., Vectren Communications, Inc., Vectren Ventures, Inc., and Vectren Financial Group, Inc.

     Vectren Energy Services, Inc. is an intermediate holding company for Vectren Energy Marketing and Services, Inc. and Vectren Energy Retail, Inc.

          Vectren Energy Marketing and Services, Inc. holds a 100% interest in Energy Systems Group, Inc., a 61% ownership interest in ProLiance Energy, LLC, a 100% interest in Indiana Energy Services, Inc. (dormant) and Vectren Power Marketing, Inc. (dormant).

               Energy Systems Group, Inc. holds a 100% ownership interest in Energy Systems Group, LLC (ESG) due to Vectren's purchase of the remaining one third interest in April 2003. ESG provides energy-related performance contracting and facility upgrades through its design and installation of energy efficient equipment to industrial, commercial, and governmental customers.

               ProLiance Energy, LLC is a 61% unconsolidated energy marketing affiliate that provides natural gas and related services to the Company's utility subsidiaries, Vectren Retail, LLC, and other unrelated parties. ProLiance's primary businesses include gas marketing, gas portfolio optimization, and other portfolio and energy management services. ProLiance's primary customers are utilities and other large end use customers. Governance and voting rights remain at 50% for each of ProLiance's members. Since governance of ProLiance remains equal between its members, Vectren continues to account for its investment in ProLiance using the equity method of accounting.

          Vectren Energy Retail, Inc. holds a 99% interest in Vectren Retail, LLC (d.b.a. Vectren Source), which provides natural gas and other related products and services primarily in Ohio serving customers opting for choice among energy providers.

     Vectren Utility Services, Inc. is an intermediate holding company for Vectren Environmental Services, Inc., Vectren Fuels, Inc., Reliant Services, LLC, and Utility Debt Collectors, Inc. (dormant).

          Vectren Environmental Services, Inc. holds a 51% ownership interest in Air Quality Services, LLC, a company created to provide air quality monitoring and testing services to industrial companies and utilities.

          Vectren Fuels, Inc. owns and operates coal mining properties, including a 100% ownership interest in Cypress Creek Mine, Inc. and a 99% ownership interest in SFI Coal Sales, LLC. SFI Coals Sales, LLC holds a 100% ownership interest in Prosperity Mine, LLC and Cypress Creek Mine, LLC.

          Reliant Services, LLC (Reliant) is a 50% owned unconsolidated affiliate that provides underground facility locating, contract meter reading, and installation of telecommunications and electric facilities to the Company's utility subsidiaries and others. Reliant holds a 100% ownership interest in Miller Pipeline Corporation, which provides underground pipeline construction, replacement, and repair services to the Company's utility subsidiaries and others.

     Vectren Communications, Inc. holds investments in nonregulated subsidiaries, which conduct communications-related strategic initiatives and include Vectren Broadband, Inc. and Vectren Communications Services, Inc.

          Vectren Broadband, Inc. holds Vectren's 18.9% investment in SIGECOM Holdings, Inc. and a minority interest and convertible subordinated debt investment in Utilicom Networks, LLC (Utilicom). SIGECOM Holdings, Inc. holds a 74% interest in SIGECOM, LLC. SIGECOM, LLC provides broadband services to the greater Evansville, Indiana, area. Utilicom is a provider of bundled communication services through high capacity broadband networks, including cable television, high-speed Internet, and advanced local and long distance telephone services. Utilicom is the majority member of SIGECOM, LLC and plans to provide broadband services to the greater Indianapolis, Indiana, and Dayton, Ohio, markets.

          Vectren Communications Services, Inc. assists municipal utilities and businesses in the implementation of broadband strategy.

     Vectren Ventures, Inc. invests in energy-related companies and projects. Vectren Ventures, Inc. holds the remaining 1% interests in SFI Coal Sales, LLC and Vectren Retail, LLC. In addition, Vectren Ventures maintains a 36.7% ownership in Haddington Energy Partners, LP, a 42.1% ownership in Haddington Energy Partners II, LP, a 7% ownership in Monument Capital Partnership Fund I, LP, a 4.5% ownership in Cambridge Ventures, LP, and a 4% ownership in Gazelle TechVentures, Inc.

          Haddington Energy Partners, LP, Haddington Energy Partners II, LP, and Monument Capital Partnership Fund I, LP are investment companies that invest in energy-related projects.

          Cambridge Ventures, LP is an investment company that invests in small businesses.

          Gazelle TechVentures, Inc. is a venture capital company focusing on venture capital activity in Indiana.

     Vectren Financial Group, Inc. is an intermediate holding company for the following entities: Southern Indiana Properties, Inc. (SIPI), Vectren Synfuels, Inc., and Energy Realty, Inc.

          SIPI holds a 100% ownership interest in SIPI Holding Company, Inc., SIP-GT I, Inc., and Southwest Lease Capital, Inc. These companies invest in and loan capital to other partnerships and corporations. These investments are primarily affordable housing projects or are venture capital funds. SIPI's companies also invest in real estate and leveraged lease transactions.

          Vectren Synfuels, Inc. owns a limited partnership interest of 8.3% in Pace Carbon Synfuels Investors, LP, which produces and sells coal-based synthetic fuel that qualifies for IRS Code Section 29 investment tax credits.

          Energy Realty, Inc. invests in partnerships and corporations that invest in real estate and affordable housing projects.

Corporate and Other Operations

Vectren's corporate and other activities provide general and administrative support to Vectren's other operating groups. The companies comprising Vectren's corporate and other group include Vectren Capital Corp. and Vectren Aero, LLC.

Vectren Capital Corp., and its direct subsidiary, IEI Capital Corp, are financing vehicles for Vectren's nonregulated and corporate operations.

Vectren Aero, LLC provides transportation services to the Company's employees.

ITEM 2. A brief description of the properties of Claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, electric and gas distribution facilities, including all such properties which are outside the state in which Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

Vectren and VUHI

At the date of the filing of this Statement, Vectren and VUHI have no significant real properties and are primarily holding companies owning all of the issued and outstanding shares of common stock of their subsidiary companies.

Gas Utility Operations

Indiana Gas
Specific to its Indiana operations, Indiana Gas owns and operates four active gas storage fields located in Indiana covering 58,290 acres of land with an estimated ready delivery from storage capability of 5.2 BCF of gas with maximum peak day delivery capabilities of 119,160 MCF per day. Indiana Gas also owns and operates three liquefied petroleum (propane) air-gas manufacturing plants located in Indiana with the ability to store 1.5 million gallons of propane and manufacture for delivery 33,000 MCF of manufactured gas per day. In addition to its company owned storage and propane capabilities, Indiana Gas has contracted for 17.2 BCF of storage with a maximum peak day delivery capability of 404,614 MCF per day. Indiana Gas has the ability to meet a total annual demand, utilizing all of its assets across various pipelines, of 131.1 BCF with a maximum peak day delivery capability of 1,068,740 MCF per day. Indiana Gas' gas delivery system includes 11,771 miles of distribution and transmission mains, all of which are in Indiana except for pipeline facilities extending from points in northern Kentucky to points in southern Indiana so that gas may be transported to Indiana and sold or transported by Indiana Gas to ultimate customers in Indiana. These properties are used by Indiana Gas in its gas delivery operations in which gas is supplied to 546,914 consumers in 49 of Indiana's 92 counties. The largest Indiana communities served are Muncie, Anderson, Lafayette-West Lafayette, Bloomington, Terre Haute, Marion, New Albany, Columbus, Jeffersonville, New Castle, and Richmond.

Indiana Gas purchases all of its natural gas from ProLiance Energy LLC, a 61% owned, nonregulated gas marketing affiliate of Vectren. Gas is transported to Indiana Gas' system by interstate pipeline suppliers under Federal Energy Regulatory Commission approved rate schedules.

SIGECO
SIGECO owns and operates three underground gas storage fields located in Indiana covering 6,070 acres of land with an estimated ready delivery from storage capability of 6.3 BCF of gas with maximum peak day delivery capabilities of 124,748 MCF per day. In addition to its company owned storage delivery capabilities, SIGECO has contracted for 0.5 BCF of storage with a maximum peak day delivery capability of 18,699 MCF per day. SIGECO has the ability to meet a total annual demand, utilizing all of its assets across various pipelines, of
28.4 BCF with a maximum peak day delivery capability of 228,943 MCF per day. SIGECO's gas delivery system includes 3,026 miles of distribution and transmission mains, all of which are located in Indiana. These properties are used by SIGECO in its gas operations in which gas is supplied to 111,478 consumers in ten counties in southwestern Indiana, including counties surrounding Evansville.

SIGECO purchases all of its natural gas from ProLiance Energy LLC, a 61% owned, nonregulated gas marketing affiliate of Vectren. Gas is transported to SIGECO's system by interstate pipeline suppliers under Federal Energy Regulatory Commission approved rate schedules.

Ohio Operations
The Ohio operations own and operate three liquefied petroleum (propane) air-gas manufacturing plants and a cavern for propane storage, all of which are located in Ohio. The plants and cavern can store 7.5 million gallons of propane, and the plants can manufacture for delivery 51,047 MCF of manufactured gas per day. In addition to its propane delivery capabilities, the Ohio operations have contracted for 13.1 BCF of storage with a maximum peak day delivery capability of 280,667 MCF per day. The Ohio operations have the ability to meet a total annual demand, utilizing all of its assets across various pipelines, of 57.9 BCF with a maximum peak day delivery capability of 477,974 MCF per day. The Ohio operations' gas delivery system includes 5,216 miles of distribution and transmission mains, all of which are located in Ohio. The properties are used by the Ohio operations in its gas operations in which gas is supplied to 313,838 customers in 17 counties in west central Ohio, including counties surrounding Dayton.

The Ohio operations purchases all of its natural gas from ProLiance Energy LLC, a 61% owned nonregulated gas marketing affiliate of Vectren. Gas is transported to the Ohio operations' system by interstate pipeline suppliers under Federal Energy Regulatory Commission approved rate schedules.

Community
Community is a small gas utility that has several noncontiguous service territories in southwestern Indiana. Much of its service territory is adjacent to or near the gas service territory of SIGECO. Community has no underground gas storage facilities or manufacturing facilities. Community's gas delivery system includes approximately 506 miles of distribution mains, all of which are located in Indiana. Community uses the properties in its gas operations in which gas is supplied to approximately 7,100 customers in southwestern Indiana.

Community purchases its natural gas from various suppliers. Gas is transported to Community's system by interstate pipeline suppliers under Federal Energy Regulatory Commission approved rate schedules.

SIGECO's Electric Utility Operations

SIGECO's installed generating capacity as of December 31, 2003, was rated at 1,351 MW. SIGECO's coal-fired generating facilities are: the Brown Station with 500 MW of capacity, located in Posey County approximately eight miles east of Mt. Vernon, Indiana; the Culley Station with 406 MW of capacity, and Warrick Unit 4 with 150 MW of capacity. Both the Culley and Warrick Stations are located in Warrick County near Yankeetown, Indiana. SIGECO's gas-fired turbine peaking units are: the 80 MW Brown 3 Gas Turbine located at the Brown Station; two Broadway Avenue Gas Turbines located in Evansville, Indiana with a combined capacity of 115 MW (Broadway Avenue Unit 1, 50 MW and Broadway Avenue Unit 2, 65
MW); two Northeast Gas Turbines located northeast of Evansville in Vanderburgh County, Indiana with a combined capacity of 20 MW; and a new 80 MW turbine also located at the Brown station (Brown Unit 4) placed into service in 2002. The Brown Unit 3 and Broadway Avenue Unit 2 turbines are also equipped to burn oil. Total capacity of SIGECO's six gas turbines is 295 MW, and they are generally used only for reserve, peaking, or emergency purposes due to the higher per unit cost of generation.

SIGECO's transmission system consists of 830 circuit miles of 138,000 and 69,000 volt lines. The transmission system also includes 27 substations with an installed capacity of 4,235.9 megavolt amperes (Mva). The electric distribution system includes 3,224 pole miles of lower voltage overhead lines and 289 trench miles of conduit containing 1,622 miles of underground distribution cable. The distribution system also includes 92 distribution substations with an installed capacity of 1,901.7 Mva and 51,417 distribution transformers with an installed capacity of 2,368.6 Mva.

SIGECO owns utility property outside of Indiana approximating eight miles of 138,000 volt electric transmission line which is located in Kentucky and which interconnects with Louisville Gas and Electric Company's transmission system at Cloverport, Kentucky.

These properties are used by SIGECO in its electric operations in which electricity is supplied to 135,098 consumers in eight counties in southwestern Indiana, including counties surrounding Evansville.

Item 3. The following information for the last calendar year with respect to Claimant and each of its subsidiary public utility companies:

     A. Number of dekatherms in thousands (MDth) of gas distributed at retail and number of megawatt hours (MWh) of electric energy sold at retail or wholesale:

     1. Gas distributed:
                                                              Dollar Revenues
                                                                From Sales
                                           MDth of Gas         (in millions)
                                          ------------         -------------
      a.   Indiana Gas:
           Retail Indiana                    119,606             $   668.2
           Retail Ohio                        27,350                 160.5
           Wholesale                               -                     -
                                          ------------         -------------
           Totals                            146,956             $   828.7
                                          ------------         -------------

      b.   SIGECO:
           Retail Indiana                     31,547             $   102.7
           Wholesale                               -                     -
                                          ------------         -------------
           Totals                             31,547             $   102.7
                                          ------------         -------------

      c.   VEDO:
           Retail Ohio                        30,841             $   180.9
           Wholesale                               -                     -
                                          ------------         -------------
           Totals                             30,841             $   180.9
                                          ------------         -------------

      e.   Community:
           Retail Indiana                        878             $     7.0
           Wholesale                               -                     -
                                          ------------         -------------
           Totals                                878             $     7.0
                                          ------------         -------------

      d.   VUHI and Vectren:
           Retail Indiana                    151,446             $   907.8
           Retail Ohio                        58,191                 341.4
           Wholesale                               -                     -
                                         -------------         -------------
           Totals                            209,637             $ 1,249.2
                                         -------------         -------------

     2. Electric energy sold:
                                                              Dollar Revenues
                                            MWh of              From Sales
                                        Electric Energy        (in millions)
                                        ---------------        -------------
      a. SIGECO, VUHI, and Vectren:
           Retail Indiana                  5,297,928               $ 287.7
           Municipalities Indiana            600,924                  21.5
           Wholesale                       4,305,190                 152.8
                                        ---------------        -------------
           Totals                         10,204,042               $ 462.0
                                        ---------------        -------------

B. Number of MDth of gas and MWh of electric energy distributed at retail outside the state in which each Claimant is organized:

     1. Gas distributed at retail outside the state:
                                                               Dollar Revenues
                                                                 From Sales
                                          MDth of Gas           (in millions)
                                         -------------         ---------------
      a.   Indiana Gas:
           Ohio                              27,350                $ 160.5
      b.   SIGECO:                             None                   None
      c.   VEDO:
           Ohio                              30,841                $ 180.9
      e.   Community:                          None                   None
      d.   VUHI and Vectren:
           Ohio                              58,191                $ 341.4

     2. Electric energy distributed at retail outside the state:
                                                               Dollar Revenues
                                            MWh of               From Sales
                                        Electric Energy         (in millions)
                                        ---------------        ---------------
      a. SIGECO, VUHI, and Vectren:          None                   None



C. Number of MDth of gas sold and MWh of electric energy sold at wholesale outside the state in which each Claimant is organized, or at the state line:

     1. Gas sold outside at wholesale the state
                                                               Dollar Revenues
                                                                 From Sales
                                          MDth of Gas           (in millions)
                                          -----------          ---------------
      a.   Indiana Gas:                      None                    None
      b.   SIGECO:                           None                    None
      c.   VEDO:                             None                    None
      d.   Community:                        None                    None
      e.   VUHI and Vectren:                 None                    None


     2. Electric energy sold at wholesale outside the state
                                                               Dollar Revenues
                                            MWh of               From Sales
                                        Electric Energy         (in millions)
                                        ---------------        ---------------
      a. SIGECO, VUHI, and Vectren:
           PJM Hub                          324,000                 $ 14.8
           Tennessee                         38,484                    1.1
           Kentucky                          27,988                    1.0
           All others                        31,624                    1.1
                                        ---------------        ---------------
           Totals                           422,096                 $ 18.0
                                        ---------------        ---------------


D. Number of MDth of gas and MWh of electric energy purchased outside the state in which each Claimant is organized, or at the state line:

     1. Gas purchased outside the state:
                                                                Dollar Cost of
                                                                   Purchases
                                          MDth of Gas            (in millions)
                                         -------------          --------------
      a.   Indiana Gas:
           Ohio                              17,695                $ 110.3

      b. SIGECO: None None

      c. VEDO:
           Ohio                              19,951                $ 124.4

      e.   Community:
           Louisiana                            879                $   5.6

      d. VUHI and Vectren:
           Ohio                              37,646                $ 234.7
           Louisiana                            293                    1.9
                                         -------------          --------------
           Totals                            37,939                $ 236.6
                                         -------------          --------------

     2. Electric energy purchased outside the state:
                                                                Dollar Cost of
                                             MWh of               Purchases
                                         Electric Energy         in millions)
                                         ---------------        --------------
      a. SIGECO, VUHI, and Vectren:
           PJM Hub                           324,000                $ 14.6
           Ohio Valley Electric
              Corporation                    224,823                   5.1
           All others                         42,090                   1.7
                                         ---------------        --------------
           Totals                            590,913                $ 21.4
                                         ---------------        --------------

Item 4. The following information for the reporting period with respect to Claimant and each interest it holds directly or indirectly in a EWG or a foreign utility company.

Not applicable to Claimant or any of Claimant's subsidiaries.

Exhibit A

A consolidating statement of income and surplus of Vectren and subsidiary companies for the year ended December 31, 2003, together with a consolidating balance sheet of Vectren and subsidiary companies, as of December 31, 2003, are attached as Exhibit A. In these consolidated statements, Indiana Gas' investment in the Ohio operations and VUHI's investment in Community are accounted for using the equity method of accounting. VEDO's results reflect full consolidation, as adjusted for minority interests, related to its investments in the Ohio operations

Exhibit B

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

Not applicable to Claimant or any of Claimant's subsidiaries.

                                   SIGNATURES

The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 15th day of August 2004.


                                            VECTREN CORPORATION
                                            VECTREN UTILITY HOLDINGS, INC.
                                            (Name of Claimant)

                                            By /s/ Ronald E. Christian
                                            -----------------------------------
                                            Ronald E. Christian
                                            Executive Vice President, Chief
                                            Administrative Officer, General
                                            Counsel and Corporate Secretary of
                                            Vectren Corporation & Executive Vice
                                            President, Chief Administrative
                                            Officer, and Corporate Secretary of
                                            Vectren Utility Holdings, Inc.

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                                    Ronald E. Christian
                                    Executive Vice President, Chief
                                    Administrative Officer,
                                    General Counsel and Corporate Secretary
                                    Vectren Corporation
                                    Post Office Box 209
                                    Evansville, Indiana  47702-0209

                                                                                             Exhibit A
                                                                                             Page 1 of 6
                           Vectren Corporation and Subsidiary Companies
                                Consolidating Statement of Income
                               For the Year Ended December 31, 2003
                                         (In millions)
----------------------------------------------------------------------------------------------------------
                                          VUHI      Nonregulated  Vectren  Vectren  Adjust.    Vectren
                                      Consolidated   Operations   Capital    Corp.  & Elim.  Consolidated
---------------------------------------------------------------------------------------------------------
OPERATING REVENUES
   Gas utility                          $ 1,112.3     $     -      $    -  $     -  $     -    $ 1,112.3
   Electric utility                         335.7           -           -        -        -        335.7
   Energy services & other                    0.8       219.2           -      1.1    (81.4)       139.7
---------------------------------------------------------------------------------------------------------
      Total operating revenues            1,448.8       219.2           -      1.1    (81.4)     1,587.7
---------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
   Cost of gas sold                         762.5           -           -        -        -        762.5
   Fuel for electric generation              86.5           -           -        -        -         86.5
   Purchased electric energy                 16.2           -           -        -        -         16.2
   Cost of energy services & other              -       180.7           -        -    (77.0)       103.7
   Other operating                          210.1        26.3           -      1.7     (4.4)       233.7
   Depreciation & amortization              117.9        10.5           -      0.3        -        128.7
   Taxes other than income taxes             56.6         0.4           -        -        -         57.0
---------------------------------------------------------------------------------------------------------
      Total operating expenses            1,249.8       217.9           -      2.0    (81.4)     1,388.3
---------------------------------------------------------------------------------------------------------
OPERATING INCOME                            199.0         1.3           -     (0.9)       -        199.4
OTHER INCOME
   Equity in earnings of
     consolidated affiliates                    -           -           -    113.2   (113.2)           -
   Equity in earnings of
     unconsolidated affiliates               (0.5)       12.7           -        -        -         12.2
   Other - net                                4.8        10.2        10.4     (1.6)   (10.8)        13.0
---------------------------------------------------------------------------------------------------------
      Total other income                      4.3        22.9        10.4    111.6   (124.0)        25.2
---------------------------------------------------------------------------------------------------------
Interest expense                             66.1         9.7        10.4      0.2    (10.8)        75.6
---------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                  137.2        14.5           -    110.5   (113.2)       149.0
---------------------------------------------------------------------------------------------------------
Income taxes                                 51.6       (13.2)          -     (0.7)       -         37.7
Minority interest in & preferred
  dividend requirements of
  subsidiaries                                  -         0.1           -        -        -          0.1
---------------------------------------------------------------------------------------------------------
NET INCOME                              $    85.6     $  27.6      $    -  $ 111.2  $(113.2)   $   111.2
=========================================================================================================

Retained Earnings Beginning of Year     $   382.4     $  39.9      $    -  $ 530.4             $   530.4
Net Income                                   85.6        27.6           -    111.2                 111.2
Dividends Paid                              (78.0)      (36.9)          -    (79.2)                (79.2)
-----------------------------------------------------------------------------------            ----------
Retained Earnings End of Year           $   390.0     $  30.6      $    -  $ 562.4             $   562.4
===================================================================================            ==========

                                                                                        Exhibit A
                                                                                        Page 2 of 6
                        Vectren Corporation and Subsidiary Companies
                        Consolidating Statement of Income, Continued
                            For the Year Ended December 31, 2003
                                      (In millions)

-----------------------------------------------------------------------------------------------------
                                                Indiana      VEDO      VUHI,    Adjust.      VUHI
                                       SIGECO     Gas    Consolidated   Inc.    & Elim.  Consolidated
-----------------------------------------------------------------------------------------------------
OPERATING REVENUES
   Gas utility                        $ 102.7   $ 668.2     $ 341.4   $     -   $     -    $ 1,112.3
   Electric utility                     335.7         -           -         -         -        335.7
   Energy services & other                  -         -           -      26.5     (25.7)         0.8
-----------------------------------------------------------------------------------------------------
      Total operating revenues          438.4     668.2       341.4      26.5     (25.7)     1,448.8
-----------------------------------------------------------------------------------------------------
OPERATING EXPENSES
   Cost of gas sold                      73.4     450.7       238.4         -         -        762.5
   Fuel for electric generation          86.5         -           -         -         -         86.5
   Purchased electric energy             16.2         -           -         -         -         16.2
   Cost of energy services & other          -         -           -         -         -            -
   Other operating                      103.1      85.7        46.4       0.6     (25.7)       210.1
   Depreciation & amortization           47.6      43.3        12.8      14.2         -        117.9
   Taxes other than income taxes         12.4      16.9        26.6       0.7         -         56.6
-----------------------------------------------------------------------------------------------------
      Total operating expenses          339.2     596.6       324.2      15.5     (25.7)     1,249.8
-----------------------------------------------------------------------------------------------------
OPERATING INCOME                         99.2      71.6        17.2      11.0         -       199.0
OTHER INCOME
   Equity in earnings of
     consolidated affiliates                -       5.8           -      81.7     (87.5)           -
   Equity in earnings of
     unconsolidated affiliates              -         -           -      (0.5)        -         (0.5)
   Other - net                            5.0      (0.7)        0.7      27.9     (28.1)         4.8
-----------------------------------------------------------------------------------------------------
      Total other income                  5.0       5.1         0.7     109.1    (115.6)         4.3
-----------------------------------------------------------------------------------------------------
Interest expense                         24.8      29.1         8.1      32.2     (28.1)        66.1
-----------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES               79.4      47.6         9.8      87.9     (87.5)       137.2
-----------------------------------------------------------------------------------------------------
Income taxes                             30.6      16.1         2.6       2.3         -         51.6
Minority interest in & preferred
  dividend requirements of
  subsidiaries                              -         -         5.8         -      (5.8)           -
-----------------------------------------------------------------------------------------------------
NET INCOME                            $  48.8   $  31.5      $  1.4   $  85.6   $ (81.7)   $    85.6
=====================================================================================================

Retained Earnings Beginning of Year   $ 270.2   $  79.1      $ (8.1)  $ 382.4              $   382.4
Net Income                               48.8      31.5         1.4      85.6                   85.6
Dividends Paid                          (52.1)    (21.9)       (4.0)    (78.0)                 (78.0)
------------------------------------------------------------------------------             ----------
Retained Earnings End of Year         $ 266.9   $  88.7      $(10.7)  $ 390.0              $   390.0
==============================================================================             ==========


                                                                                            Exhibit A
                                                                                            Page 3 of 6
                          Vectren Corporation and Subsidiary Companies
                                  Consolidating Balance Sheet
                                    As of December 31, 2003
                                        (In millions)
--------------------------------------------------------------------------------------------------------
                                       VUHI     Nonregulated  Vectren   Vectren    Adjust.    Vectren
                ASSETS             Consolidated  Operations   Capital    Corp.     & Elim.  Consolidated
--------------------------------------------------------------------------------------------------------
Current Assets
   Cash & cash equivalents           $     8.1     $   6.0    $     -  $     1.2          -   $    15.3
   Accounts receivable-less
     reserves                            114.0        22.7        0.1        0.5          -       137.3
   Receivables from other
     Vectren companies                     1.7        34.2      128.3       19.9     (184.1)          -
   Accrued unbilled revenues             128.7         9.1          -          -          -       137.8
   Inventories                            55.1        15.3          -          -          -        70.4
   Recoverable fuel & natural
     gas costs                            20.3           -          -          -          -        20.3
   Prepayments & other current
     assets                              131.3         4.6        0.2        3.6       (8.6)      131.1
--------------------------------------------------------------------------------------------------------
     Total current assets                459.2        91.9      128.6       25.2     (192.7)      512.2
--------------------------------------------------------------------------------------------------------

Utility Plant
  Original cost                        3,250.7           -          -          -          -     3,250.7
  Less:  accumulated depreciation
    & amortization                     1,247.0           -          -          -          -     1,247.0
--------------------------------------------------------------------------------------------------------
     Net utility plant                 2,003.7           -          -          -          -     2,003.7
---------------------------------------------------------------------------------------------------------

Investments in consolidated
  affiliates                                 -           -          -    1,103.9   (1,103.9)          -
Investments in unconsolidated
  affiliates                               1.8       174.3          -          -          -       176.1
Other investments                         20.6       101.8          -        0.5          -       122.9
Notes receivable from other
  Vectren companies                          -         0.2      113.0          -     (113.2)          -
Non-utility property-net                 141.3        79.8          -        1.2          -       222.3
Goodwill-net                             205.0           -          -          -          -       205.0
Regulatory assets                         89.6           -          -          -          -        89.6
Other assets                               3.9         6.0        0.3       19.1       (7.7)       21.6
--------------------------------------------------------------------------------------------------------
TOTAL ASSETS                         $ 2,925.1     $ 454.0    $ 241.9  $ 1,149.9  $(1,417.5)  $ 3,353.4
========================================================================================================

                                                                                           Exhibit A
                                                                                           Page 4 of 6

                           Vectren Corporation and Subsidiary Companies
                                   Consolidating Balance Sheet
                                     As of December 31, 2003
                                          (In millions)
---------------------------------------------------------------------------------------------------------
                                               Indiana       VEDO         VUHI      Adjust.      VUHI
             ASSETS                  SIGECO      Gas     Consolidated     Inc       & Elim.  Consolidated
---------------------------------------------------------------------------------------------------------
Current Assets
   Cash & cash equivalents         $     3.6  $     2.9     $   0.9    $     0.7           -   $     8.1
   Accounts receivable-less
     reserves                           38.8       45.1        29.7          0.4           -       114.0
   Receivables from other
     Vectren companies                   0.1          -           -        190.8      (189.2)        1.7
   Accrued unbilled revenues            28.1       63.6        37.0            -           -       128.7
   Inventories                          37.3       15.6         2.2            -           -        55.1
   Recoverable fuel & natural
     gas costs                           3.9       16.2         0.2            -           -        20.3
   Prepayments & other current
     assets                              4.8       70.1        63.4          0.9        (7.9)      131.3
---------------------------------------------------------------------------------------------------------
     Total current assets              116.6      213.5       133.4        192.8      (197.1)      459.2
---------------------------------------------------------------------------------------------------------

Utility Plant
  Original cost                      1,659.5    1,200.7       390.5            -           -     3,250.7
  Less:  accumulated depreciation
    & amortization                     719.8      404.7       122.5            -           -     1,247.0
---------------------------------------------------------------------------------------------------------
     Net utility plant                 939.7      796.0       268.0            -           -     2,003.7
---------------------------------------------------------------------------------------------------------

Investments in consolidated
  affiliates                               -      222.0           -        956.2    (1,178.2)          -
Investments in unconsolidated
  affiliates                             0.2          -           -          1.6           -         1.8
Other investments                       10.5        2.9         0.9          6.3           -        20.6
Notes receivable from other
  Vectren companies                        -          -           -        443.1      (443.1)          -
Non-utility property-net                 3.8        0.2         1.6        135.7           -       141.3
Goodwill-net                             5.5          -       199.5            -           -       205.0
Regulatory assets                       54.7       21.2         7.5          6.2           -        89.6
Other assets                             0.7        3.2           -            -           -         3.9
---------------------------------------------------------------------------------------------------------
TOTAL ASSETS                       $ 1,131.7  $ 1,259.0     $ 610.9    $ 1,741.9   $(1,818.4)  $ 2,925.1
=========================================================================================================

                                                                                                    Exhibit A
                                                                                                    Page 5 of 6
                              Vectren Corporation and Subsidiary Companies
                                 Consolidating Balance Sheet, Continued
                                       As of December 31, 2003
                                            (In millions)
--------------------------------------------------------------------------------------------------------------
                                           VUHI     Nonregulated  Vectren    Vectren     Adjust.     Vectren
                                       Consolidated  Operations   Capital     Corp.    & Elimin.  Consolidated
--------------------------------------------------------------------------------------------------------------
   LIABILITIES & SHAREHOLDERS' EQUITY
Current Liabilities
   Accounts payable                      $    63.0     $  20.8    $     -   $     1.5  $       -   $    85.3
   Accounts payable to affiliated
     companies                                80.3         6.1          -           -          -        86.4
   Payables to other Vectren companies        13.3         0.4          -         1.6      (15.3)          -
   Accrued liabilities                        93.9         9.2        0.8        14.8       (9.4)      109.3
   Short-term borrowings                     185.2         2.1       87.6           -          -       274.9
   Short-term borrowings to other
     Vectren companies                         0.1       127.1       40.4         0.3     (167.9)          -
   Current maturities of long-term debt       15.0           -          -           -          -        15.0
   Long-term debt subject to tender           13.5           -          -           -          -        13.5
--------------------------------------------------------------------------------------------------------------
     Total current liabilities               464.3       165.7      128.8        18.2     (192.6)      584.4
--------------------------------------------------------------------------------------------------------------

Long-term Debt-Net of Current
  Maturities & Debt Subject to Tender        960.1           -      112.7           -          -     1,072.8
Long-term Debt-Net of Current
  Maturities to Other Vectren Companies        0.3       113.0          -           -     (113.3)          -

Deferred Income Taxes & Other
      Liabilities
   Deferred income taxes                     201.5        45.3        0.1       (11.5)         -       235.4
   Regulatory liabilities                    235.0           -          -           -          -       235.0
   Deferred credits & other liabilities       83.9         5.7        0.2        71.5       (7.7)      153.6
--------------------------------------------------------------------------------------------------------------
     Total deferred credits & other
         liabilities                         520.4        51.0        0.3        60.0       (7.7)      624.0
--------------------------------------------------------------------------------------------------------------

Minority Interest in Subsidiary                  -         0.3          -           -          -         0.3

Cumulative, Redeemable Preferred
  Stock of a Subsidiary                        0.2           -          -           -          -         0.2

Common Shareholders' Equity
   Common stock                              589.8        87.1        0.1       520.4     (677.0)      520.4
   Retained earnings                         390.0        30.6          -       562.4     (420.6)      562.4
   Accumulated other comprehensive
       income                                    -         6.3          -       (11.1)      (6.3)      (11.1)
--------------------------------------------------------------------------------------------------------------
     Total common shareholders'
        equity                               979.8       124.0        0.1     1,071.7   (1,103.9)    1,071.7
--------------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES & SHAREHOLDERS'
       EQUITY                            $ 2,925.1     $ 454.0    $ 241.9   $ 1,149.9  $(1,417.5)  $ 3,353.4
==============================================================================================================

                                                                                               Exhibit A
                                                                                               Page 6 of 6
                  Vectren Corporation and Subsidiary Companies
                     Consolidating Balance Sheet, Continued
                             As of December 31, 2003
                                  (In millions)
---------------------------------------------------------------------------------------------------------------
                                                     Indiana       VEDO        VUHI,      Adjust.      VUHI
                                           SIGECO      Gas     Consolidated    Inc.       & Elim.  Consolidated
---------------------------------------------------------------------------------------------------------------
   LIABILITIES & SHAREHOLDERS' EQUITY
Current Liabilities
   Accounts payable                      $    18.4  $    23.0     $  16.1    $     5.5   $       -   $   63.0
   Accounts payable to affiliated
       companies                               8.3       51.0        20.9          0.1           -       80.3
   Payables to other Vectren companies        11.5        5.4         5.4            -        (9.0)      13.3
   Accrued liabilities                        38.6       36.5        20.6          8.8       (10.6)      93.9
   Short-term borrowings                       0.8          -           -        184.4           -      185.2
   Short-term borrowings to other
       Vectren companies                      82.9       64.0        30.8            -      (177.6)       0.1
   Current maturities of long-term debt          -       15.0           -            -           -       15.0
   Long-term debt subject to tender           10.0        3.5           -            -           -       13.5
---------------------------------------------------------------------------------------------------------------
     Total current liabilities               170.5      198.4        93.8        198.8      (197.2)     464.3
---------------------------------------------------------------------------------------------------------------

Long-term Debt-Net of Current
  Maturities & Debt Subject to Tender        216.1      196.4           -        547.6           -      960.1
Long-term Debt-Net of Current
  Maturities to Other Vectren Companies      148.7      184.4       110.2            -      (443.0)       0.3

Deferred Income Taxes & Other
 Liabilities
   Deferred income taxes                     110.0       63.9        20.9          6.7           -      201.5
   Regulatory liabilities                     48.2      123.6        57.0          6.2           -      235.0
   Deferred credits & other liabilities       42.8       35.6         2.7          2.8           -       83.9
---------------------------------------------------------------------------------------------------------------
     Total deferred credits & other
        liabilities                          201.0      223.1        80.6         15.7           -      520.4
---------------------------------------------------------------------------------------------------------------

Minority Interest in Subsidiary                  -          -       222.0            -       222.0)         -

Cumulative, Redeemable Preferred
   Stock of a Subsidiary                       0.2          -           -            -           -        0.2

Common Shareholders' Equity
   Common stock                              128.3      368.0       115.0        589.8      (611.3)     589.8
   Retained earnings                         266.9       88.7       (10.7)       390.0      (344.9)     390.0
   Accumulated other comprehensive
     income                                      -          -           -            -           -          -
---------------------------------------------------------------------------------------------------------------
     Total common shareholders'
       equity                                395.2      456.7       104.3        979.8      (956.2)     979.8
---------------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES & SHAREHOLDERS'
     EQUITY                              $ 1,131.7  $ 1,259.0     $ 610.9    $ 1,741.9   $(1,818.4) $ 2,925.1
===============================================================================================================